

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Willem Meintjes
Chief Financial Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

> **Re: Marvell Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Form 10-Q for the Fiscal Quarter Ended October 29, 2022**
> **Form 8-K furnished December 1, 2022**
> **File No. 001-40357**

Dear Willem Meintjes:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing